

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 19, 2010

Jeffrey S. Edison
Chief Executive Officer
Phillips Edison – ARC Shopping Center REIT Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re:  Phillips Edison – ARC Shopping Center REIT Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed March 1, 2010**
> **File No. 333-164313**

Dear Mr. Edison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please note that the page numbers referenced below correspond to the page numbers in the courtesy copies provided. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1.  We note you response to comment 1 in our letter dated February 12, 2010 and that you deleted the disclosure that this offering will be conducted on a best efforts basis. Information required by Item 501 of Regulation S-K should be included in your cover page. Please revise accordingly.

Prospectus Summary, page 1

What is the experience of your ARC sponsors?, page 7

2.  Please explain what comprises "transactional value" with respect to the prior
    experience of Mr. Schorsch.

What types of debt-related investments do you expect to make?

3.  We note your disclosure that you may invest in debt and derivatives securities related
    to real estate assets, including credit default swaps.  If material, please include a risk
    factor that discusses the risks associated with these types of investments such as
    counterparty defaults.

Management, page 90

Board of Directors, page 90

4.  With respect to your directors, please briefly discuss the specific experience,
    qualifications, attributes or skills that led to the conclusion that the person should
    serve as a director, in light of your business and structure.  Please refer to Item
    401(e) of Regulation S-K for guidance.

The Advisory Agreement, page 97

5.  We note your response to comment 22 in our letter dated February 12, 2010.  Please
    include similar brief examples as to how the subordinated termination fees are
    calculated in the prospectus.  For example, this disclosure could appear in a footnote
    to the discussion on page 98.

The Sub-advisor, page 99

6.  We note your response to comment 23 in our letter dated February 12, 2010.  We
    note that it appears that your sub-advisor has been delegated certain duties, such as
    the management of your day-to-day operations and portfolio of real estate assets,
    which appears to be important to your business.  Therefore, please further explain to
    us why you believe that the sub-advisory agreement should not be filed as a material
    agreement in accordance with Item 601(b)(10) of Regulation S-K.

Conflicts of Interest, page 120

Receipt of Fees and Other Compensation by Our Sponsors and Their Respective
Affiliates, page 123

7. Please refer to the fourth bullet point in this section. Please expand this disclosure to
clearly state that acquisition fees are based on the purchase price or cost of the
investments acquired and may create an incentive for your advisor entities to accept
a higher purchase price for those assets or to purchase assets that may not otherwise
be in your best interest.

Investment Objectives and Criteria, page 133

8. We note your response to comment 35 in our letter dated February 12, 2010. Please
include similar disclosure in your "Estimated Use of Proceeds" section.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 148

Liquidity and Capital Resources, page 137

9. We note your disclosure that as of the prospectus date, deferred offering costs totaled
$942,618. It appears that this amount is as of your audited balance sheet date.
Please update your filing to disclose the amount incurred through the date of the
prospectus, or a reasonable date near the prospectus date.

Consolidated Financial Statements

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies, page F-5

10. We note your disclosure that you may invest in debt and derivative securities related
to real estate assets, including credit default swaps. If material, please include your
accounting policy for fair value measurement of financial instruments and your
accounting policy for derivatives. Also, please consider including additional
disclosures related to these investments elsewhere in your filing (i.e., critical
accounting policies).

Appendix A - Prior Performance Tables, page A-1

Phillips Edison Tables

Table V – Sales and Disposals of Properties, page A-12

11. We note your response to comment 46 in our letter dated February 12, 2010.  Please note that the column "Original Mortgage Financing" should appear under the group of columns called "Costs of Properties Including Closing Costs and Soft Costs," not the group of columns called "Selling Price, Net of Closing Costs and GAAP Adjustments."  Please revise accordingly.

12. Refer to the comment above.  We also note that you have not included all the footnotes as specified in Table V of Industry Guide 5.  For example, please disclose the allocation of taxable gain for properties sold between ordinary and capital gain or advise.  Please note that this comment also applies to Table V with respect to ARC Growth Partnership on page A-26.

American Realty Capital Tables

Table III – Operating Results of Public Program Properties, page A-20

13. We have reviewed your response to comment 49 in our letter dated February 12, 2010.  Please include similar disclosure with this table to explain why the operating results ARC Income Properties II are included in this table and explain that you have also presented it separately.

Appendix A-1: Prior Performance of American Financial Realty Trust

Consolidated Statements of Operations, page A-28

14. We note that many of the line items presented in this statement of operation with respect to the years ended December 31, 2005 and 2004 do not match American Financial Realty Trust's statement of operations found in its Form 10-K for the fiscal year ended December 31, 2006.  Please revise or advise.

Part II – Information Not Required in Prospectus, page II-1

Table VI – Acquisitions of Properties, page II-7

Phillips Edison, page II-7

15. Please revise the line items of this table to more closely track the line items identified in Table VI of Industry Guide 5 or tell us why such disclosure is not appropriate.

ARC, page II-18

16. Refer to the tables for both public and non-public ARC-sponsored programs. It does not appear that disclosure conforms with Table VI of Industry Guide 5. In addition, the amount of "Total acquisition cost" does not appear to include cash expenditures. Please revise or advise.

\* \* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  With respect to questions relating to our prior comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.  Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert H. Bergdolt, Esq.
    Michael S. O'Sullivan, Esq.
    DLA Piper LLP (US)
    *Via facsimile (919) 786-2200*